Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
TWM Global Equity Income Fund (S000031705)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 18, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 212 to its registration statement, filed on behalf of its series, TWM Global Equity Income Fund (the “Fund”).  PEA No. 212 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 12, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please add a statement to footnote (2) to the Fees and Expenses of the Fund table to indicate that the Adviser may be reimbursed for previously waived fees and reimbursed expenses for a period of up to three years, subject to the Fund’s expense limit.

Response:  The Trust responds by revising footnote (2) as follows:

Tiedemann Wealth Management, LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions and extraordinary expenses) for the Fund do not exceed 1.75% and 1.40% of the Fund’s average net assets, for Investor Class shares and Institutional Class shares, respectively, through […], 2014.  This operating expenses limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the applicable limitation on the Fund’s expenses.

Prospectus – Summary Section – Principal Investment Strategies

2.	Staff Comment: Please include a definition of what the Fund considers to be a “foreign security” in either the Summary Section or the Item 9 disclosure.

Response: The Trust responds by adding the following statement to the end of the first paragraph under “Principal Investment Strategies” in the Item 9 disclosure:

The Fund considers “foreign securities” to be securities of any company or issuer whose primary operations are located outside the United States and its territories.  In addition to investing in foreign securities that are traded on foreign exchanges, the Fund may also invest in American Depositary Receipts (“ADRs”) and foreign securities that are publicly traded on a U.S. exchange.  ADRs are certificates evidencing ownership of shares of a foreign-based issuer held by a U.S. bank or similar financial institution as depository.

3.
Staff Comment:  Please revise the following statement using Plain English to clarify what is meant by the term “managed against,” as applied in both the Summary Section and Item 9 disclosure: “The Fund’s equity security holdings will be managed against a Custom Index (Index) that is based on a proprietary quantitative approach that combines dividend growth and fundamental factors.”

Response:  The Trust responds by revising the disclosure to read as follows:

The Fund’s equity security holdings will be managed in alignment with a Custom Index (Index) that is based on a proprietary quantitative approach that combines dividend growth and fundamental factors.

4.
Staff Comment:  Please revise disclosure with respect to the Fund’s investments in derivative securities in the Summary Section to clarify that the Fund will use such investments to seek to enhance equity returns, as such results cannot be predicted.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

To the extent deemed appropriate by the Sub-Adviser, the Fund will use options, including covered call options and index options, to seek to enhance equity returns, to lower the overall volatility of the Fund’s investment portfolio and to generate income.

5.
Staff Comment:  To the extent that the Fund will use investments in derivative securities as a substitute for a comparable market position in an underlying equity security, please revise the principal investment strategies disclosure in the Summary Section and Item 9 disclosure to clarify that the Fund’s policy of investing at least 80% of its net assets in equity securities may include investments in derivative equity securities.  Please also clarify how the use of derivative securities to generate income relates to the Fund’s policy of investing at least 80% of its net assets in equity securities to achieve its investment objective.

Response:  The Trust responds by revising the applicable disclosure in the Summary Section and Item 9 disclosures to read as follows:

Summary Section

To the extent deemed appropriate by the Sub-Adviser, the Fund will use options, including covered call options and index options, to seek to enhance equity returns, to lower the overall volatility of the Fund’s investment portfolio and to generate income.  The Fund may also use futures contracts for this purpose.  The Fund may use an investment in a derivative instrument both as a substitute for a comparable market position in the underlying equity security or to attempt to “hedge” or limit the exposure of the Fund’s position in an equity security.  Derivative securities held by the Fund to generate income represent positions in underlying equity securities that produce income such as dividend-paying common stock and other income producing equity securities.  Investments in derivative securities that represent positions in underlying equity securities are considered to be equity securities for the purpose of the Fund’s 80% test.

Item 9 Disclosure

Investments in Derivative Securities.  To the extent deemed appropriate by the Sub-Adviser, the Fund may seek to generate income by using derivative instruments, specifically covered call options and index options.  Derivative securities held by the Fund to generate income represent positions in underlying equity securities that produce income such as dividend-paying common stock and other income producing equity securities.  Through the Fund’s options investments, the Sub-Adviser attempts to enhance equity returns relative to a long-only equity strategy and to lower the overall volatility of the Fund’s investment portfolio.  The Fund may also use futures contracts for this purpose.  The Fund may use an investment in a derivative instrument as a substitute for a comparable market position in the underlying equity security or to attempt to “hedge” or limit the exposure of the Fund’s position in an equity security.  The purchase of calls when the Sub-Adviser believes premiums are low adds an additional “hedge” against extreme movements in the markets and individual stocks.  Investments in derivative securities that represent positions in underlying equity securities are considered to be equity securities for the purpose of the Fund’s 80% test.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers